SEC FILE NUMBER

333-124154

333-45823

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stanadyne Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

92 Deerfield Road

Address of Principal Executive Office (Street and Number)

Windsor, CT 06095

City, State and Zip Code

Stanadyne Corporation

Full Name of Registrant

Former Name if Applicable

92 Deerfield Road

Address of Principal Executive Office (Street and Number)

Windsor, CT 06095

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on January 20, 2010, each of Stanadyne Corporation (“Stanadyne”) and Stanadyne Holdings, Inc. (“Holdings” and together with Stanadyne, the “Companies”) dismissed Deloitte & Touche LLP (“Deloitte”) as its independent registered public accounting firm after Deloitte informed the Companies that it had concluded that it was not independent with respect to the Companies. The Companies subsequently engaged PricewaterhouseCoopers LLP (“PwC”) as their new independent registered public accounting firm on February 4, 2010.

In connection with the preparation of the audited financial statements of Holdings and its subsidiaries (including Stanadyne) for the year ended December 31, 2009 (the “2009 Financial Statements”), certain errors were identified that affect the reported results of the Companies for certain fiscal years preceding fiscal 2009. The errors relate to calculation of the LIFO inventory valuation, projected benefit obligations of the Companies’ pension plans and foreign currency translation of goodwill. While management believes that these errors, both individually and in the aggregate, are not material to the Companies’ previously issued annual financial statements, management has concluded that recording the correction of the cumulative effect of these errors through fiscal 2009 earnings would materially misstate the Companies’ 2009 income statements. Because changes to the Companies’ financial statements for periods prior to January 1, 2009 cannot be made without unreasonable effort or expense, due to Deloitte’s continued lack of independence, management has had to evaluate how properly to reflect the correction of these errors for purposes of the Companies’ 2009 Financial Statements. However, management and the audit committee of each of the Companies have not concluded yet as to the method of correcting such errors. Management and the audit committee of each of the Companies expect to conclude on the method of correcting such errors after further internal deliberation and discussions with third parties, including both the prior and current independent registered public accounting firms, in order to finalize the 2009 Financial Statements. The Company intends to file its Form 10-K for the year ended December 31, 2009 by April 15, 2010, though filing by that date is dependent on the method of correction that is ultimately concluded on. Additionally, management is in the process of evaluating these errors in view of the Companies’ internal control over financial reporting and the effectiveness of the Companies’ internal control over financial reporting and disclosure controls and procedures.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen S. Langin	(860)	525-0821
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for the year ended December 31, 2009 differ significantly from those for the year ended December 31, 2008 due to the impact of global economic recession on our business.

Stanadyne evaluates the carrying value of goodwill and other intangible assets on an annual basis and when other conditions exist by applying a fair value based test. Stanadyne tests for goodwill impairment in two reporting units – Stanadyne Corporation and Stanadyne, SpA. Stanadyne’s annual impairment test concluded that the goodwill was impaired in the Stanadyne, SpA reporting unit and charged $6.5 million to operating income in the fourth quarter of 2009. There was no impairment of goodwill in the Stanadyne Corporation reporting unit in 2009. There was no goodwill impairment in the fourth quarter of 2008 or in fiscal year 2008.

Due to the history of losses in the Stanadyne, SpA business and the continuing uncertainty in the global economic recovery, the Companies established a valuation allowance in the fourth quarter of 2009 to recognize that it is more likely than not that the Stanadyne, SpA business will not generate sufficient earnings in future periods to utilize net operating loss carryforwards prior to their expiration. This resulted in a charge to income in the amount of $4.1 million in the fourth quarter of 2009. There was no charge to earnings in the fourth quarter of 2008 or in fiscal year 2008 for valuation allowance on deferred tax assets.

Stanadyne Holdings, Inc.

Stanadyne Corporation

(Name of Registrant as Specified in Charter)

has each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Stephen S. Langin
Date	April 1, 2010	By	Stephen S. Langin